UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-15 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004

Commission File Number: 001-14568

IPSCO INC.

(Exact name of registrant as specified in its charter)

P.O. Box 1670, Regina, Saskatchewan, Canada, S4P 3C7

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____

Form 40-F   x

Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1). _____

Note:  Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note:  Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holder, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes

[   ]

No

[ x ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-_____.

Exhibit Index

Exhibit #	Description	Page #
I	Material Change Report – Form 51-102F3	1-2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IPSCO Inc.

Date: April 21, 2004

By:

_______________________

George Valentine

Vice President, General Counsel

and Corporate Secretary

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 –Name and Address of Reporting Issuer

The registered of the reporting issuer, IPSCO Inc. (“IPSCO”), is located at Armour Road, Regina, Saskatchewan S4P 3C7.

Item 2 – Date of Material Change

April 15, 2004

Item 3 – News Release

The press release announcing the material change was prepared by IPSCO. On April 15, 2004, IPSCO distributed the press releases through the PR Newswire service as required by the Canadian Timely Disclosure rules. The press release was delivered by facsimile to the Toronto Stock Exchange and sent electronically through the SEDAR system to all of the provincial securities commission and the Toronto Stock Exchange (“TSX”).

Item 4 – Summary of Material Change

IPSCO announced that it intends to redeem in full its 5.50% Cumulative Redeemable First Preferred Shares, Series 1, effective May 15, 2004, at a price of $25 per share.

Item 5 – Full Description of Material Change

IPSCO announced that it intends to redeem in full its 5.50% Cumulative Redeemable First Preferred Shares, Series 1, effective May 15, 2004, at a price of $25 per share.

The regular quarterly dividends for the Series 1 Preferred Shares, accruing to May 15, 2004, will be paid on May 14, 2004 to shareholders of record on April 30, 2004. There are 6,000,000 Series 1 Preferred Shares outstanding, representing Cdn $150 million of capital. The redemption of the Series 1 Preferred Shares will be financed out of the general corporate funds of the Company.

After May 15, 2004, the Series 1 Preferred Shares will cease to be entitled to dividends and the holders of such shares will not be entitled to exercise any right in respect thereof except that of receiving the redemption amount and, where applicable, the dividend referred to above.

Item 6 – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Not applicable

Item 7 – Omitted Information

Not applicable

Item 8 – Executive Officer

An executive officer who is knowledgeable about the material change is George Valentine, Vice President, General Counsel and Corporate Secretary of IPSCO. He may be contacted at telephone number (630) 810-8763.

Item 9 – Date of Report

DATED the 15th day of April, 2004.